Mr. Jim B. Rosenberg Senior Assistant Chief Accountant U.S. Securities and Exchange Commission 100 F Street, NE Washington, D.C. 20549

VIA EDGAR AND FEDERAL EXPRESS

September 12, 2011

Sanofi

Form 20-F for the fiscal year ended December 31, 2010

Filed on March 1, 2011

File No. 001-31368

We are responding to the comment letter of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC” or “Commission”) that was conveyed to us on August 26, 2011 with respect to the filing referenced above.

For the Staff’s convenience, the text of the Staff’s comment letter is set forth below in bold followed by the response.

Item 5. Operating and Financial Review and Prospects

2010 Overview, page 70

1.

Please refer to your response to comment one. Please confirm that you will revise your disclosure, beginning with the Form 20-F for 2011, to include the information from your response updated as appropriate. Please confirm that you will disclose the products that face generic competition broken out by categories for those that were impacted in the current period and those that will face generic competition in the following year. Please also confirm that you will disclose to what degree you expect erosion from generic competition to impact net income in the following year and include the factors that would impact the magnitude of the negative impact.

Response:

Beginning with the Form 20-F for 2011, we confirm that we will revise our disclosure included at the “2011 overview” paragraph of Item 5 as requested. Specifically, we will disclose the list of material products for which generic competition was effective in the current period accompanied by an estimate of the total amount of sales lost in such period as a result of generic competition; and disclose the list of material products for which new generic competition can reasonably be expected in the following year accompanied by a summary of the factors expected to affect the degree of negative impact on the Group’s financial performance for that year with an indication of the potential magnitude of this impact.

174, avenue de France, 75635 Paris Cedex 13, France - Tél. : +33 (0)1.53.77.40.00 - Fax : +33 (0)1.53.77.41.33 - www.sanofi.com
SANOFI - Siège social : 174, avenue de France, 75013 Paris, France - S.A. au capital de 2 621 995 570 € - 395 030 844 R.C.S. Paris - Code APE 7010 Z - N° intracommunautaire : FR 88395030844

Notes to consolidated financial statements

D.22. Legal and Arbitral Proceedings, page F-92
2.

Regarding your response to comment five and your revised disclosure, please tell us where you provide the disclosures required by paragraph 86.a.b. and c of IAS 37 for those contingencies that you can make a reasonable estimate of the expected financial effect. Otherwise, please provide us proposed revised disclosure to be included in future filings.

Response:

We propose to revise the disclosure of the introduction of Note D.22 to the consolidated financial statements and present it as follows in the annual report on Form 20-F for the year ending December 31st, 2011:

“Sanofi-aventis and its affiliates are involved in litigation, arbitration and other legal proceedings. These proceedings typically are related to product liability claims, intellectual property rights (particularly claims against generic companies seeking to limit the patent protection of sanofi-aventis products), competition law and trade practices, commercial claims, employment and wrongful discharge claims, tax assessment claims, waste disposal and pollution claims, and claims under warranties or indemnification arrangements relating to business divestitures. Provisions related to legal and arbitral proceedings are recorded in accordance with the principles described in Note B.12.

Most of the issues raised by these claims are highly complex and subject to substantial uncertainties; therefore, the probability of loss and an estimation of damages are difficult to ascertain. ~~Consequently, for a majority of these claims, we are unable to make a reasonable estimate of the expected financial effect that will result from ultimate resolution of the proceeding. In those cases, we have not accrued a reserve for the potential outcome, but disclose information with respect to the nature of the contingency.~~ Contingent liabilities are cases for which either we are unable to make a reasonable estimate of the expected financial effect that will result from ultimate resolution of the proceeding, or a cash outflow is not probable. In either case, a brief description of the nature of the contingent liability is disclosed and, where practicable, an estimate of its financial effect, an indication of the uncertainties relating to the amount and timing of any outflow, and the possibility of any reimbursement are provided in application of paragraph 86 of IAS 37.

In the cases that have been settled or adjudicated, or where quantifiable fines and penalties have been assessed, we have indicated our losses or the amount of provision accrued that is the estimate of the probable loss.

In a limited number of ongoing cases, while we are able to make a reasonable estimate of the expected loss or range of the possible loss and have accrued a provision for such loss, we believe that publication of this information on a case-by-case basis or by class would seriously prejudice the Company’s position in the ongoing legal proceedings or in any related settlement discussions. Accordingly, in those cases, we have disclosed information with respect to the nature of the contingency but have not disclosed our estimate of the range of potential loss, in accordance with paragraph 92 of IAS 37.

These assessments can involve a series of complex judgments about future events and can rely heavily on estimates and assumptions. Our assessments are based on estimates and assumptions that have been deemed reasonable by management. We believe that the aggregate provisions recorded for the above matters are adequate based upon currently available information. However, given the inherent uncertainties related to these cases and involved in estimating contingent liabilities, we could in the future incur judgments that could have a material adverse effect on our net income in any particular period.

Long term provisions other than provisions for pensions and other long-term benefits and restructuring provisions are disclosed in Note D.19.3.

•

Provisions for product liability risks, litigation and other amount to €951 million in 2010. These provisions are mainly related to product liabilities, government investigations, competition law, regulatory claims, warranties in connection with certain contingent liabilities arising from business divestitures other than environmental matters and other claims.

•	Provisions for environmental risks and remediation amount to €781 million in 2010, the majority of which are related to contingencies that have arisen from business divestitures.

When a legal claim involves a challenge to the patent protection of a pharmaceutical product, the principal risk to sanofi-aventis is that the sales of the product might decline following the introduction of a competing generic product in the relevant market. In cases where the product rights have been capitalized as an asset on the balance sheet (i.e., assets acquired through a separate acquisition or through a business combination — see Note B.4.), such a decline in sales could negatively affect the value of the intangible asset. In those cases, the Company performs impairment tests in accordance with the principles disclosed in Note B.6.1., based upon the best available information and, where appropriate, records an impairment loss to reduce the carrying amount of the related intangible asset to its estimated fair value. The amounts of such impairments are disclosed in Note D.5.

The principal ongoing legal and arbitral proceedings are described below:”

In connection with our response to your comments, we acknowledge that:

¡	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

¡	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

¡	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding this matter, please contact me.

Laurent Gilhodes

Vice President, Corporate Accounting

Copy :

-	Jérôme Contamine, Executive Vice President Chief Financial Officer

-	John Felitti, Associate Vice President, Corporate Law, Finance & Securities Law

-	Vanessa Robertson, SEC Staff Accountant